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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. TWO )*

                          GAMETECH INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    36466D102
                                 (CUSIP Number)

                                Gerald R. Novotny
        295 Highway 50, Suite 2, Stateline, Nevada 89449, (775) 749-9166

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2004
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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
CUSIP No. 36466D102

           1. Name Of Reporting Persons
              S.S. Or I.R.S. Identification Nos. of above persons (entities only).
              (1)  Siblings Partners, L.P. ("Siblings")  Fed. Tax ID # 88-0330215
              (2)  Gerald R. Novotny ("Novotny")  SS# ###-##-####

           2. Check The Appropriate Box If a Member of a Group (See Instructions)
                (a)
                (b)

           3. SEC Use Only

           4. Source of Funds (See Instructions) Not Applicable

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

           6. Citizenship or Place of Organization (1) Siblings -- Delaware; Novotny -- USA

   Number of          7. Sole Voting Power Siblings -- None;  Novotny -- 579,198
    Shares
 Beneficially         8. Shared Voting Power Siblings -- None;  Novotny -- None
 Owned by Each
   Reporting          9. Sole Dispositive Power Siblings -- None;  Novotny -- 579,198
  Person With
                     10. Shared Dispositive Power Siblings -- None;  Novotny -- None

          11. Aggregate Amount Beneficially Owned by Each Reporting Person Siblings -- None; Novotny 579,198

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          13. Percent of Class Represented by Amount in Row (11) 4.9%

          14. Type of Reporting Person (See Instructions)
              Siblings -- PN
              Novotny -- IN
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


ITEM 1. SECURITY AND ISSUER

      The issuer is GameTech International, Inc. (the "Issuer"), located at 900 Sandhill Road, Reno, Nevada 89511.

      The securities to which this report relates are shares of Common Stock of the Issuer, $.001 par value.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) and (b) Name and Address

      SIBLINGS

            Siblings is a general partnership, whose address is 295 Highway 50, Suite 2, Stateline, Nevada 89449. Novotny is the general partner of Siblings.

      NOVOTNY

            Mr. Novotny is an individual whose address is 295 Highway 50, Suite 2, Stateline, Nevada 89449.

      (c)   Present Principal Occupation

            Siblings -- Investments
            Novotny -- Investments

      (d)   Certain Criminal Proceedings

      During the last five years, neither of the Reporting Persons, nor any executive officer, general partner or director of the Reporting Persons has been convicted in any criminal proceeding.

      (e)   Certain Civil Proceedings

      During the last five years, neither of the Reporting Persons nor any executive officer, general partner or director of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Citizenship

            Siblings -- Delaware
            Novotny -- USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION

      During 2004, Mr. Novotny has made sales of Common Stock from time to time and currently owns approximately 4.9% of the outstanding Common Stock of the Issuer. Mr. Novotny is no longer a director or employed by the Issuer and is no longer required to make additional filings.

      The Reporting Persons have no plans to acquire additional securities of the Issuer or to engage in any material transactions with the Issuer. Mr. Novotny may sell securities of Issuer from time to time pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Number of Shares Beneficially Owned -- Siblings -- None; Novotny -- 579,198; Percent of Class - 4.9%.
      (b) Novotny has sole voting and dispositive power with respect to all shares. Shares held by an unaffiliated custodian for Mr. Novotny's son who is no longer a minor living at Mr. Novotny's home are excluded in shares beneficially owned by him in this Schedule 13D.
      (c)   Recent Transactions -- None
      (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.
      (e) Siblings -- July 31, 2002; Novotny--Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Novotny retains certain registration rights with respect to the shares owned by him as provided in connection with previously filed agreements relating to the acquisition in 1999. Mr. Novotny has resigned as a director of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase Agreement among the Issuer and the Reporting Persons, dated February 8, 1999. *

Exhibit 2. Promissory Note in the principal amount of $943,065, dated February 8, 1999.*

Exhibit 3. Escrow Agreement, among the Reporting Persons, the Issuer and the escrow agent named therein, dated February 8, 1999.*

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

Exhibit 4. NonCompetition Agreement, dated February 8, 1999, between he Issuer and Mr. Novotny.*

Exhibit 5. Employment Agreement, dated February 8, 1999, between he Issuer and Mr. Novotny.*

Exhibit 6. Press Release, dated February 8, 1999*

*Previously filed as Exhibits to Schedule 13D dated February 8, 1999

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004

SIBLINGS PARTNERS, L.P.                         GERALD R. NOVOTNY
By:   /s/Gerald R. Novotny                      /s/ Gerald R. Novotny
      --------------------                      ---------------------
      Gerald R. Novotny,                        Gerald R. Novotny
      General Partner
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